SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
WILL H. CAI ^	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
BRADLEY A. KLEIN ˜	TEL: (852) 3740-4700	LOS ANGELES
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	NEW YORK
EDWARD H.P. LAM ♦*	www.skadden.com	PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
FRANKFURT
♦(ALSO ADMITTED IN ENGLAND & WALES)		LONDON
˜ (ALSO ADMITTED IN ILLINOIS)		MOSCOW
*(ALSO ADMITTED IN NEW YORK)		MUNICH
PARIS
REGISTERED FOREIGN LAWYER		SÃO PAULO
Z. JULIE GAO (CALIFORNIA)		SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

September 21, 2018

VIA EDGAR

Mr. Robert Littlepage
Mr. Joseph Cascarano
Ms. Kathleen Krebs
Mr. Paul Fischer
Division of Corporation Finance
Office of Telecommunications
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Viomi Technology Co., Ltd (CIK No. 0001742770)
Response to the Staff’s Comments on
Amendment No. 1 to Registration Statement on Form F-1 Filed on September 11, 2018
File No. 333-227063

Dear Mr. Littlepage, Mr. Cascarano, Ms. Krebs and Mr. Fischer:

On behalf of our client, Viomi Technology Co., Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 18, 2018 on the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on September 11, 2018 (the “Registration Statement”) and certain exhibits via EDGAR.

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 2 to its registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 1 to Form F-1

Prospectus Summary

Corporate History and Structure, page 3

1.                                      Please revise the corporate chart on pages 6 and 71 that shows the company’s structure after the offering to also disclose the percentage voting power held by the material beneficial owners and investors in the offering.

In response to the Staff’s comment, the Company has inserted the relevant disclosure on pages 6 and 71 of the Revised Registration Statement.

*                                         *                                         *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +86-21-6193-8210 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/Haiping Li

Haiping Li

Enclosures.

cc:                                Xiaoping Chen, Chairman of the Board of Directors and Chief Executive Officer, Viomi Technology Co., Ltd

Shun Jiang, Chief Financial Officer, Viomi Technology Co., Ltd

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alex Chan, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP